Date: 8 November 2001
Number: 31/01

BHP BILLITON BASE METALS REDUCES COPPER PRODUCTION

BHP Billiton Base Metals today announced its intention to temporarily reduce copper production by an estimated 170,000 tonnes per annum. The reductions will occur from the Escondida and Tintaya operations in South America.

The action has been taken in response to the current serious fall in demand for copper arising from unfavourable global economic conditions.

President of BHP Billiton Base Metals Brad Mills said the announcement demonstrates Base Metals' commitment to managing its resources for the long-term benefit of shareholders and other stakeholders.

"Notwithstanding the relative efficiency of our world class portfolio of copper assets, our decision is a response to the significant decline in market demand. In the current environment of rapidly rising inventories it makes no sense to produce copper for which there are no end-users of the metal. Combined LME/Comex stocks are at 940,000 tonnes and growing."

Production at the Escondida copper operation in Chile will be reduced, effective immediately, by 10 per cent, which is equivalent to approximately 80,000 tonnes per annum. At the Tintaya operations in southern Peru, total sulphide production will be curtailed, effective 8 January 2002, removing an additional 90,000 tonnes per annum.

At Escondida, the grade of ore fed to the concentrator will be lowered by selective mining and a lower cut-off grade during the period of production curtailment. Higher grade ore will be reserved for processing when market conditions improve.

Mr Mills added: " The impact of the decision to reduce production will be reviewed at the end of the fiscal year. If better market conditions exist, we will resume previous production levels. Alternatively, if market conditions deteriorate further, we would consider maintaining production cuts, or further decreasing production.

"The Escondida Phase IV development and construction of the Tintaya oxide plant will continue as planned. BHP Billiton remains fully committed to realising the potential of its extensive portfolio of low-cost development opportunities, most notably, the Escondida
Phase IV expansion, sulphide leach development and the development of the Escondida Norte resource base. Escondida has the potential to add over 450,000 tonnes per annum of new production at a cash cost of less than US$0.40/lb."

Attempts are being made to minimise the impact of the production cutbacks on employees, communities and other stakeholders during this period.

The cuts in production are not expected to materially impact the financial results of the BHP Billiton Group.

The BHP Billiton Group holds a 57.5 per cent interest in Escondida. The other owners are affiliates of Rio Tinto Plc (30 per cent), Mitsubishi Corporation (6 per cent), Mitsubishi Materials Corporation (2 per cent), Nippon Mining and Metals Company Limited (2 per cent) and the International Finance Corporation (2.5 per cent).
The BHP Billiton Group holds a 99 per cent interest in Tintaya, the remaining interest is held by Peruvian shareholders.

Two teleconferences will be held on Friday November 9 :
Conference #1 Melbourne 10.00am Australian Eastern Summer Time
			 (London 	11.00pm)
			 (New York 	 6.00pm)

	Conference #2 London 	10.00am
			 (South Africa   12.00midday)
			 (New York          5.00am)


Further information about the BHP Billiton Group can be found at:
http://www.bhpbilliton.com or contact:


South Africa/United Kingdom
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel:    +44 20 7747 3977
Mobile: +44 7881 518 715
email: Ariane.Gentil@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Australia
Dr Robert Porter, Investor Relations
Tel:    +61 3 9609 3540
Mobile: +61 419 587 456
email: Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
Email: Mandy.J.Frostick@bhpbilliton.com



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